

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2020

<u>**Via E-mail**</u>
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: AVX Corporation**
> **Schedule 13E-3 filed by AVX Corporation**
> **Filed March 2, 2020**
> **File No. 005-09319**
>
> **Schedule 14D-9**
> **Filed March 2, 2020**
> **Filed by AVX Corporation**
> **File No. 005-09319**

Dear Mr. Katz:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule 13E-3**</u>

<u>Item 2</u>

1.   Please include the information from Item 2(f) in your Schedule 14D-9 disclosure.

<u>Exhibit (c)(3)</u>

2.   We note you have requested confidential treatment for certain portions of this exhibit. Please note that we will conduct our review of your request separately.

Schedule 14D-9

Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Executive
Officers, page 6

3.   Please disclose the proceeds to be received by each director and executive officer as a
        result of tendering into the offer.

Background of the Offer, page 11

4.   Delete the disclaimer in the first paragraph of this question. You may not disclaim your
        own disclosure.

Reasons for the Offer and the Merger, page 20

5.   We note that the special committee considered the analyses conducted by Centerview.
        Note that if any filing person has based its fairness determination on the analysis of
        factors undertaken by others, such person must _expressly adopt_ this analysis as their own
        in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release
        No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee
        adopted Centerview's analyses and conclusion as its own and that the board of directors
        adopted the special committee's analyses and conclusion as its own.

Opinion of The Special Committee's Financial Advisor, page 26

6.   Please revise this section to disclose the data underlying the results described in each
        analysis prepared by Centerview and to **show how** that information resulted in the
        multiples/values disclosed. For example, disclose (i) the financial metrics used in the
        Selected Public Company and the Selected Precedent Transaction analyses, and (ii) the
        company's projected results and the discount rate that were used in conducting the
        Discounted Cash Flow analysis (or a cross-reference to those projections).

7.   Disclose the basis for Centerview's selection of the perpetuity growth rates used in the
        Discounted Cash Flow Analysis.

8.   Provide a summary of Centerview's presentations in January 2020. See Item 1015(b) of
        Regulation M-A.

Projected Financial Information, page 33

9.   We note that the projected financial information and forecasts are summarized. Please
        disclose the projections and forecasts in full.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions